

MAIL STOP 3561

January 17, 2008

Mr. Gregory E. Burns
President and Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY 10017

**Re: Global Logistics Acquisition Corporation ("GLAC" or "Company")**
    **Amendment No 4 to Proxy Statement on Schedule 14A**
    **Filed January 2, 2008**
    **File No. 001-32735**

Dear Mr. Burns,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Clark Compensation Discussion and Analysis, page 120

1.    We note your response to prior comment seven. Please revise to briefly describe in more detail how Messrs. Anderson and Gillis share the duties of Chief Executive Officer. In this regard, it is unclear what you mean by "strategy." Also, please revise to provide the information requested by Item 401 of Regulation S-K for all Clark executive officers and significant employees.

Form 8-K, Filed November 29, 2007

2.      We note your response to prior comment ten.  Please tell us the basis for your belief that shareholders relinquish the right to vote shares in the situation you describe.  We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                Sincerely,


                John Reynolds
                Assistant Director


Cc:     Noah Schooler
        Fax # 212-818-8881